Exhibit (a)(1)(U)

FORM OF FINAL COMMUNICATION TO ELIGIBLE EMPLOYEES WORKING IN FRANCE

CONFIRMING PARTICIPATION

IN THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM

Thank you for participating in the Cardinal Health, Inc. Stock Option Exchange Program. The eligible options that you elected to exchange have been accepted for exchange and cancelled, and your new restricted share units (“New RSUs”) have been granted, as indicated in the table below.

The number of shares subject to each of your New RSUs is indicated in the table below. Your New RSUs are subject to a new vesting date of July     , 2011. Your New RSUs are also subject to the additional terms and conditions set forth in the Restricted Share Units Agreement for Awardees Working in France (Under the Cardinal Health, Inc. Stock Option Exchange Program), which was made available to you in connection with the Stock Option Exchange Program.

Eligible Option					Exchange Ratio	New RSUs		Election
Grant ID	Type	Grant Date	Exercise Price	# of Shares Subject to Eligible Option		Type	# of Shares Subject to New RSUs

You will soon be able to view the terms of your New RSUs on the UBS OneSource website at www.ubs.com/onesource/cah.

If you have questions, please telephone Stock & Option Solutions toll-free at 1-800-936-5340 (from within the United States and Canada) or at 1-614-808-1620 (from outside the United States or Canada) or email them at StockOptionExchangeProgram@Cardinalhealth.com.